SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form T-3/A

(Amendment No. 1)

APPLICATION FOR QUALIFICATION OF INDENTURE

UNDER THE TRUST INDENTURE ACT OF 1939

CEDC Finance Corporation International, Inc.

(as issuer)

Central European Distribution Corporation

CEDC Finance Corporation, LLC

CEDC International Sp. z o.o.

PWW Sp. z o.o.

Bols Hungary Beverage Import & Distribution Ltd.

Bravo Premium LLC

Joint Stock Company Distillery Topaz

Joint Stock Company “Russian Alcohol Group”

Limited Liability Company “The Trading House Russian Alcohol”

ZAO Sibirsky LVZ

OOO First Tula Distillery

Closed Joint Stock Company Mid-Russian Distilleries

OOO Glavspirttrest

Pasalba Limited

Lion/Rally Lux 1 S.A.

Lion/Rally Lux 2 S.à r.l.

Lion/Rally Lux 3 S.à r.l.

Jelegat Holdings Limited

Latchey Ltd.

(as guarantors)

3000 Atrium Way, Suite 265

Mt. Laurel, New Jersey 08054

(856) 273-6980

(Address of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE

INDENTURE TO BE QUALIFIED

TITLE OF CLASS	AMOUNT
Senior Secured Notes due 2018	Up to a maximum aggregate principal amount of $450 million(1)

Convertible Junior Secured Notes due 2018	Up to a maximum aggregate principal amount of $200 million(1)

Approximate date of proposed public offering: The Exchange Offer commended on February 25, 2013 and will expire at 11:59 p.m. New York City Time, on March 22, 2013, unless extended or earlier terminated by the Company.

Name and Address of agent for service: Brian Morrissey, Secretary, CEDC Finance Corporation International, Inc., 3000 Atrium Way, Suite 265, Mt. Laurel, New Jersey 08054

Copies to:

Scott Simpson Skadden, Arps, Slate, Meagher & Flom (UK) LLP 40 Bank Street London E14 5DS United Kingdom Phone: +44 207 519 7040 Fax: +44 207 072 7040	James A. McDonald Skadden, Arps, Slate, Meagher & Flom (UK) LLP 40 Bank Street London E14 5DS United Kingdom Phone: +44 207 519 7183 Fax: +44 207 072 7183

(1)	The aggregate principal amount of Senior Secured Notes due 2018 and of Convertible Junior Secured Notes due 2018 to be issued under the New Notes Indentures (as defined below) may be less and will depend upon the aggregate principal amount of Existing 2016 Notes (as defined below) that are exchanged in the Exchange Offer described in Item 2. Additional notes may be issued under the Indenture from to time after the completion of the Exchange Offer.

The applicants hereby amend this Application for Qualification (this “Application”) on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

EXPLANATORY NOTE

The Applicants filed the original applications for Qualification of Indenture on Form T-3 with the Securities and Exchange Commission on February 25, 2013 (the “Original T-3”). This Amendment No. 1 to the Original T-3 is being filed to (i) file an amendment to Central European Distribution Corporation and CEDC Finance Corporation International, Inc.’s Offering Memorandum, Consent Solicitation and Disclosure Statement Soliciting Acceptances of a Prepackaged Plan of Reorganization dated March 8, 2013 (the “Amendment to the Offering Circular”) included as Exhibit T3C.1 hereto, (ii) file a revised form of the New Senior Notes Indenture (as defined below) to replace the form of Indenture previously filed as Exhibit T3C to the Original T-3, (iii) to file a form of the New Convertible Notes Indenture (as defined below) included as Exhibit T3C.2 herein and include a description thereof, (iv) make edits to the cover and to the text of the Original T-3 in conformity with edits implemented by the Amendment to the Offering Circular, (v) to include Latchey Ltd. as an additional obligor under the New Notes (as defined below) and (vi) reflect the filing of the forgoing new exhibits under the “Contents of Application for Qualification” section of the Original T-3.

Except as otherwise set forth herein, the information set forth in the Original T-3 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to them in the Original T-3.

1.	General Information

The following information is added to Item 1 of the Original T-3:

Applicant	Form of Organization (a)	Jurisdiction of Organization (b)
Latchey Ltd.	Private Company Limited by Shares	Cyprus

2.	Securities Act Exemption Applicable

The Company is offering to exchange (the “Exchange Offer”) all of the outstanding 9.125% Senior Secured Notes due 2016 (the “9.125% Existing 2016 Notes”) and the 8.875% Senior Secured Notes due 2016 (the “8.875% Existing Notes” and, together with the 9.125% Existing 2016 Notes, the “Existing 2016 Notes”) issued by CEDC Finance Corporation International, Inc. (“CEDC FinCo”), a wholly-owned subsidiary of Central European Distribution Corporation (“CEDC”), which Existing 2016 Notes are guaranteed by CEDC and certain of CEDC’s subsidiaries, for, (i) up to $450 million aggregate principal amount of new Senior Secured Notes due 2018 (the “New Secured Notes”) to be issued by CEDC FinCo and guaranteed by CEDC and certain subsidiaries of CEDC and (ii) up to $200 million aggregate principal amount of Convertible Junior Secured Notes due 2018 ( the “New Convertible Notes” and together with the New Senior Notes, the “New Notes”). The terms of the Exchange Offer are contained in the Offering Memorandum, Consent Solicitation Statement and Disclosure Statement Soliciting Acceptances of a Prepackaged Plan of Reorganization, dated March 8, 2013 (the “Offering Memorandum and Disclosure Statement”).

This Application has been filed to qualify the indentures that will govern the New Notes (the “New Notes Indentures”). The issuance of the New Notes is being made in reliance on Section 3(a)(9) of the Securities Act of 1933 based upon the following facts:

•	the New Notes will be offered to existing security holders exclusively and solely in exchange for such holders’ Existing 2016 Notes;

•

no sales of securities of the same class as the New Notes have been or are intended to be made by the Company or by or through an underwriter at or about the same time as the Exchange Offer for which the exemption is claimed;

•

no consideration has been, or is to be, given, directly or indirectly, to any person in connection with the Exchange Offer, except for payment of (i) advisory fees to financial advisors that advised the Company with respect to the terms of the Exchange Offer, (ii) the fees and expenses of the Company’s legal advisors for their legal services, (iii) the fees of the Company’s tax advisors, (iv) the fees of the information agent and exchange agent for their services in relation to the Exchange Offer, (v) fees charged by the trustee and the security agents under the Indenture for their respective services as trustee and security agents in connection with the Exchange Offer; and (vi) an early consent fee payment to eligible holders of the Existing 2016 Notes;

•

the Company’s financial advisors have not been retained to solicit or make, and will not be soliciting or making, any recommendation with respect to the Exchange Offer; the fee payable to the Company’s financial advisor does not depend on the closing of the Exchange offer or the amount of any securities to be exchanged; and

•	no holder of Existing 2016 Notes has made or will be requested to make any cash payment to the Company in connection with the Exchange Offer other than the surrender of their Existing 2016 Notes.

4.	Directors and Executive Officers

The following information is added to Item 4 of the Original T-3:

Latchey Ltd.

The following table lists the names and offices held by all directors and executive officers of Latchey Ltd.:

Name	Position
Entgkar Antoniadis	Director

Ioanna Sotiriou	Director

Antri Rodia	Director

Ryan Lee	Director

Grant Winterton	Director

The mailing address for each of the officers and directors listed above is:

c/o Central European Distribution Corporation

ul. Kowanowska 48

64-600 Oborniki

Wielkopolskie, Poland

5.	Principal Owners of Voting Securities

The following information is added to Item 5 of the Original T-3:

Latchey Ltd.

As of March 7, 2013, Pasalba Ltd. owned 65053 shares of Latchey Ltd., representing 100% of the voting securities of Latchey Ltd. Pasalba Limited’s complete mailing address is Pasalba Limited, Theklas Lysioti 35, Eagle Star House, 5th Floor, 3030 Limassol, Cyprus.

7.	Capitalization

The following information is added to Item 7(a) of the Original T-3:

Company	Amount Authorized	Amount Outstanding
Latchey Ltd.	65053	65053

INDENTURE SECURITIES

8.	Analysis of Indenture Provisions

New Secured Notes

The New Secured Notes will be issued under an indenture (the “New Secured Notes Indenture”) to be dated as of the consummation of the Exchange Offer and entered into between the Company and the trustee thereunder (the “Trustee”). The following analysis is not a complete description of the New Secured Notes Indenture provisions discussed and is qualified in its entirety by reference to the terms of the New Secured Notes Indenture, a form of which is included as Exhibit T3C.1 hereto and incorporated by reference herein. The Company has not entered into the New Secured Notes Indenture as of the date of this filing, and the terms of the New Secured Notes Indenture are subject to change prior to its execution. Capitalized terms used below but not defined herein have the meanings assigned to them in the New Secured Notes Indenture. Section references refer to sections in the New Secured Notes Indenture unless otherwise indicated.

(a) Events of Default; Withholding of Notice

An Event of Default with respect to the Notes is defined in the New Secured Notes Indenture as being:

(i) default for 30 days in the payment when due of interest on if any, with respect to, the Notes;

(ii) default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on the Notes;

(iii) failure by CEDC or any of its Significant Subsidiaries to comply with the provisions described in Section 4.20 (Merger, Consolidation or Sale of Assets);

(iv) failure by CEDC or any of its Restricted Subsidiaries for 30 days after written notice to CEDC by the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding to comply with any of the other agreements in the Indenture or the Security Documents;

(v) default (after giving effect to any applicable grace period) under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by CEDC or any of its Significant Subsidiaries (or any group of Subsidiaries that together would constitute a Significant Subsidiary) (or the payment of which is guaranteed by CEDC or any of its Significant Subsidiaries), whether such Indebtedness or Guarantee now exists, or is created after the Issue Date, if that default:

(1) is caused by a failure to pay principal of, or interest or premium, if any, on, such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(2) results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness or the maturity of which has been so accelerated, aggregates $30.0 million or more;

(vi) failure by CEDC or any of its Significant Subsidiaries (or any group of Subsidiaries that together would constitute a Significant Subsidiary) to pay final judgments entered by a court or courts of competent jurisdiction aggregating in excess of $30.0 million (net of any amounts which are covered by enforceable insurance policies issued by solvent carriers), which judgments are not paid, discharged or stayed for a period of 60 days;

(vii) breach by CEDC or any of its Restricted Subsidiaries of any material representation or warranty or agreement in the Security Documents, the repudiation by CEDC or any of its Significant Subsidiaries (or any group of Subsidiaries that together would constitute a Significant Subsidiary) of any of its obligations under the Security Documents or the unenforceability of the Security Documents against CEDC or any of its Restricted Subsidiaries for any reason;

(viii) except as permitted by the Indenture, any Guarantee of CEDC or any of its Significant Subsidiaries (or any group of Subsidiaries that together would constitute a Significant Subsidiary) is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or CEDC or any of its Significant Subsidiaries (or any group of Subsidiaries that together would constitute a Significant Subsidiary), or any person acting on behalf of any such Person, denies or disaffirms its obligations under its Guarantee;

(ix) any Intercompany Loan ceases to be in full force and effect other than in accordance with the terms of the Indenture or is declared fully or partially void in a judicial proceeding or any Intercompany Borrower asserts that any Intercompany Loan is fully or partially invalid and (y) the Guarantee of CEDC is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or CEDC, or any Person acting on behalf of CEDC, denies or disaffirms its obligations under its Guarantee; or

(x) (i) any RAG On-Loan ceases to be in full force and effect other than in accordance with the terms of this Indenture or is declared fully or partially void in a judicial proceeding or any RAG Intercompany Borrower asserts that any RAG On-Loan is fully or partially invalid, (ii) the repudiation or disaffirmation by Jelegat Holdings Limited of its obligations under any of the security documents or the determination in a judicial proceeding that any of the Security Documents is unenforceable or invalid against Jelegat Holdings Limited for any reason, (iii) any Security Document shall cease to be in full force and effect (other than in accordance with their respective terms or the terms of this Indenture), or cease to be effective in all material respects to grant the Security Agent a perfected lien on the RAG On-Loans with the priority purported to be created thereby or, (iv) the Company or Jelegat Holdings Limited amends any constitutional documents in any manner which adversely affects the enforceability, validity, perfection or priority of the Security Agent’s lien on any RAG On-Loan or which adversely affects the value of any RAG On-Loan in any material respect;

(xi) (1) CEDC or any of its Significant Subsidiaries (or any group of Subsidiaries which together would constitute a Significant Subsidiary), pursuant to or within the meaning of Bankruptcy Law:

(A) commences a voluntary case or proceeding, or any other case or proceeding to be adjudicated bankrupt or insolvent, or consents to the filing of a petition, application, answer or consent seeking reorganization or relief;

(B) consents to the entry of an order or decree for relief against it in an involuntary case or proceeding, or to the commencement of any bankruptcy or insolvency case or proceeding against it;

(C) consents to the appointment of, or taking possession by, a custodian, receiver, liquidator, administrator, supervisor, assignee, trustee, sequestrator (or other similar official) of it or for any substantial part of its property;

(D) makes a general assignment for the benefit of its creditors; or

(E) admits in writing its inability to pay its debts generally as they become due; or

(2) a court of competent jurisdiction enters an order or decree under Bankruptcy Law that:

(A) is for relief against CEDC or any of its Significant Subsidiaries (or any group of Subsidiaries which together would constitute a Significant Subsidiary) in an involuntary case;

(B) adjudges CEDC or any of its Significant Subsidiaries (or any group of Subsidiaries which together would constitute a Significant Subsidiary) bankrupt or insolvent, or seeks reorganization, arrangement, adjustment or composition of or in respect to CEDC or any of its Significant Subsidiaries (or any group of Subsidiaries which together would constitute a Significant Subsidiary);

(C) appoints a custodian, receiver, liquidator, administrator, supervisor, assignee, trustee, sequestrator (or other similar official) of CEDC or any of its Significant Subsidiaries (or any group of Subsidiaries which together would constitute a Significant Subsidiary) or for all or substantially all of the property of CEDC of any of its Significant Subsidiaries (or any group of Subsidiaries which together would constitute a Significant Subsidiary); or

(D) orders the winding-up or liquidation of CEDC or any of its Significant Subsidiaries (or any group of Subsidiaries which together would constitute a Significant Subsidiary);

and the order or decree remains unstayed and in effect for 60 consecutive days.

Except in the case of a Default or Event of Default in the payment of principal of, premium, if any, interest, if any, of any Note, the Trustee may withhold the notice of Default or an Event of Default (except a Default in payment of principal of, premium, if any, or interest on any Note) if and for so long as the Trustee in good faith determines that it is in the best interests of the Holders to withhold such notice.

(b) Authentication and Delivery of Notes; Use of Proceeds

An Officer (whom shall have been duly authorized by all requisite corporate actions) shall sign the Notes for the Company by manual or facsimile signature.

If an Officer whose signature is on a Note was an Officer at the time of such execution but no longer holds that office or position at the time the Trustee (or the Authenticating Agent) authenticates the Note, the Note shall be valid nevertheless. The Trustee shall be entitled to rely on such signature as authentic and shall be under no obligation to make any investigation in relation thereto.

A Note shall not be valid until an authorized signatory of the Trustee, or, as the case may be, an Authenticating Agent signs (either manually or by facsimile) the certificate of authentication on the Note. The signature shall be conclusive evidence that the Note has been authenticated under the Indenture.

There will be no proceeds from the issuance of the New Secured Notes because the New Secured Notes will be part of the consideration exchanged for the Existing 2016 Notes.

(c) Release and Substitution of Property Subject to the Lien of the Indenture

The New Secured Notes Indenture and the Security Documents provide that the liens on the Collateral will be released:

(i)	in connection with any sale or other disposition of Collateral if the sale or other disposition does not violate Section 4.12(a) (Asset Sales) and, if the Collateral is stock of a Guarantor, in connection with any merger, consolidation, amalgamation or other combination in which such guarantor is not the surviving corporation if the transaction does not violate Section 4.20 (Merger, Consolidation or Sale of Assets);

(ii)	if the Collateral is an asset of a Guarantor (or one of its Subsidiaries) that is to be designated as an Unrestricted Subsidiary, upon designation of the Guarantor as an Unrestricted Subsidiary in accordance with Section 4.25 (Designation of Restricted and Unrestricted Subsidiaries);

(iii)	if the Collateral is an asset of a Guarantor (or one of its Subsidiaries) that is to be released from its Guarantee pursuant to the terms of the Indenture, upon release of the Guarantor from its Guarantee;

(iv)	in accordance with the Security Documents (as in effect on the Issue Date or as amended, supplemented or otherwise modified after the Issue Date) upon the occurrence of an enforcement action;

(v)	upon legal defeasance or satisfaction and discharge of the Notes in accordance with Section 8.2 (Legal Defeasance and Discharge) or Section 8.5 (Satisfaction and Discharge of the Indenture);

(vi)	if the Collateral is a Specified Bank Account, upon the written request of CEDC, if CEDC certifies in such request that as of the last day of the then most recent fiscal quarter ending after the Issue Date, such account did not have at least $40.0 million (or, if in a currency other than U.S. dollars, the U.S. dollar equivalent thereof) in deposits; and

(vii)	as described in Article IX (Amendments, Supplements and Waiver) of the New Secured Notes Indenture.

Upon compliance by the Company and each Guarantor with the conditions precedent required by the New Secured Notes Indenture and the Security Documents, the relevant Security Agent shall promptly cause to be released and reconveyed to the Company and each Guarantor as appropriate any released Collateral. Prior to each proposed release, the Company must furnish to the Security Agent all certificates, opinions and documents required by the Indenture, the Security Documents and the Trust Indenture Act.

(d) Satisfaction and Discharge of the New Secured Notes Indenture

The New Secured Notes Indenture (and all liens on Collateral created pursuant to the Security Documents) and the Guarantees shall be discharged and shall cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the Notes as expressly provided for in the Indenture) as to all Notes issued hereunder when (a) either (i) all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment in U.S. dollars has been deposited in trust and thereafter repaid to the Company, have been delivered to the Trustee for cancellation; or (ii) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the defeasor, CEDC or any other Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash denominated in dollars, non-callable government securities, or a combination of cash in dollars or non-callable government securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption; (b) no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound; (c) the Company, the CEDC or any other Guarantor has paid, or caused to be paid, all sums payable under the Indenture; and (d) the Company has delivered irrevocable instructions to the Trustee under the Indenture to give the notice of redemption and apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be. In addition, the Defeasor and CEDC must deliver an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

(e) Evidence Required to be Furnished by the Corporation to the Trustee as to Compliance with the Conditions and Covenants Provided for in the Indenture.

CEDC shall deliver to the Trustee, within 120 days after the end of each fiscal year or at any time at the request of the Trustee, an Officers’ Certificate a statement regarding compliance with all conditions and covenants under the New Secured Notes Indenture. Upon becoming aware of, and as of such time that CEDC should reasonably have become aware of, a Default or Event of Default, the CEDC shall deliver to the Trustee promptly and in any event with 14 days of the occurrence of such Default a statement specifying such Default or Event of Default, as the case may be, their status and what action CEDC is taking or proposes to take in respect thereof.

New Convertible Notes

The New Convertible Notes will be issued under an indenture (the “New Convertible Notes Indenture”) to be dated as of the consummation of the Exchange Offer and entered into between the Company and the trustee thereunder (the “Trustee”). The following analysis is not a complete description of the New Convertible Notes Indenture provisions discussed and is qualified in its entirety by reference to the terms of the New Convertible Notes Indenture, a form of which is included as Exhibit T3C.2 hereto and incorporated by reference herein. The Company has not entered into the New Secured Notes Indenture as of the date of this filing, and the terms of the New Secured Notes Indenture are subject to change prior to its execution. Capitalized terms used below but not defined herein have the meanings assigned to them in the New Convertible Notes Indenture. Section references refer to sections in the New Convertible Notes Indenture unless otherwise indicated.

(a) Events of Default; Withholding of Notice

An Event of Default with respect to the Notes is defined in the New Convertible Notes Indenture as being:

(i) default for 30 days in the payment when due of interest on if any, with respect to, the Notes;

(ii) default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on the Notes;

(iii) failure by the Parent to comply with its obligation to convert the Notes in accordance with this Indenture upon exercise of a Holder’s conversion right, and that failure continues for a period of 15 days;

(iv) failure by the Parent or any of its Significant Subsidiaries to comply with the provisions described in Section 4.20 (Merger, Consolidation or Sale of Assets) of the New Convertible Notes Indenture;

(v) failure by the Parent or any of its Restricted Subsidiaries for 30 days after written notice to the Parent by the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding to comply with any of the other agreements in this Indenture or the Security Documents;

(vi) default (after giving effect to any applicable grace period) under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Parent or any of its Significant Subsidiaries (or group of Subsidiaries that together would constitute a Significant Subsidiary) (or the payment of which is guaranteed by the Parent or any of its Significant Subsidiaries (or group of Subsidiaries that together would constitute a Significant Subsidiary)), whether such Indebtedness or Guarantee now exists, or is created after the Issue Date, if that default:

(1) is caused by a failure to pay principal of, or interest or premium, if any, on, such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(2) results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness or the maturity of which has been so accelerated, aggregates $30.0 million or more;

(vii) failure by the Parent or any of its Significant Subsidiaries (or group of Subsidiaries that together would constitute a Significant Subsidiary) to pay final judgments entered by a court or courts of competent jurisdiction aggregating in excess of $30.0 million (net of any amounts which are covered by enforceable insurance policies issued by solvent carriers), which judgments are not paid, discharged or stayed for a period of 60 days;

(viii) breach by the Parent or any of its Restricted Subsidiaries of any material representation or warranty or agreement in the Security Documents, the repudiation by the Parent or any of its Significant Subsidiaries (or any group of Subsidiaries which together would constitute a Significant Subsidiary) of any of its obligations under the Security Documents or the unenforceability of the Security Documents against the Parent or any of its Restricted Subsidiaries for any reason;

(ix) except as permitted by this Indenture, any Guarantee of the Parent or any of its Significant Subsidiaries (or any group of Subsidiaries which together would constitute a Significant Subsidiary) is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or the Parent or any of its Significant Subsidiaries (or any group of Subsidiaries which together would constitute a Significant Subsidiary), or any Person acting on behalf of any such Person, denies or disaffirms its obligations under its Guarantee;

(x) (x) any Intercompany Loan ceases to be in full force and effect or is declared fully or partially void in a judicial proceeding or any Intercompany Borrower asserts that any Intercompany Loan is fully or partially invalid and (y) the Guarantee of the Parent is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or the Parent, or any Person acting on behalf of any the Parent, denies or disaffirms its obligations under its Guarantee; or

(xi) (i) any RAG On-Loan ceases to be in full force and effect or is declared fully or partially void in a judicial proceeding or any RAG Intercompany Borrower asserts that any RAG On-Loan is fully or partially invalid, (ii) the repudiation or disaffirmation by Jelegat Holdings Limited of its obligations under any of the Security Documents or the determination in a judicial proceeding that any of the Security Documents is unenforceable or invalid against Jelegat Holdings Limited for any reason, (iii) any Security Document ceases to be in full force and effect (other than in accordance with its respective terms or the terms of this Indenture), or ceases to be effective in all material respects to grant the Security Agent a perfected Lien on the RAG On-Loans with the priority purported to be created thereby or, (iv) the Issuer or Jelegat Holdings Limited amends any constitutional documents in any manner which adversely affects the enforceability, validity, perfection or priority of the Security Agent’s Lien on any RAG On-Loan or which adversely affects the value of any RAG On-Loan in any material respect;

(xii) (1) the Parent or any of its Significant Subsidiaries (or any group of Subsidiaries which together would constitute a Significant Subsidiary), pursuant to or within the meaning of Bankruptcy Law:

(A) commences a voluntary case or proceeding, or any other case or proceeding to be adjudicated bankrupt or insolvent, or consents to the filing of a petition, application, answer or consent seeking reorganization or relief;

(B) consents to the entry of an order or decree for relief against it in an involuntary case or proceeding, or to the commencement of any bankruptcy or insolvency case or proceeding against it;

(C) consents to the appointment of, or taking possession by, a custodian, receiver, liquidator, administrator, supervisor, assignee, trustee, sequestrator (or other similar official) of it or for any substantial part of its property;

(D) makes a general assignment for the benefit of its creditors; or

(E) admits in writing its inability to pay its debts generally as they become due; or

        (2) a court of competent jurisdiction enters an order or decree under Bankruptcy Law that:

(A) is for relief against the Parent or any of its Significant Subsidiaries (or any group of Subsidiaries which together would constitute a Significant Subsidiary) in an involuntary case;

(B) adjudges the Parent or any of its Significant Subsidiaries (or any group of Subsidiaries which together would constitute a Significant Subsidiary) bankrupt or insolvent, or seeks reorganization, arrangement, adjustment or composition of or in respect to the Parent or any of its Significant Subsidiaries (or any group of Subsidiaries which together would constitute a Significant Subsidiary);

(C) appoints a custodian, receiver, liquidator, administrator, supervisor, assignee, trustee, sequestrator (or other similar official) of the Parent or any of its Significant Subsidiaries (or any group of Subsidiaries which together would constitute a Significant Subsidiary) or for all or substantially all of the property of the Parent of any of its Significant Subsidiaries (or any group of Subsidiaries which together would constitute a Significant Subsidiary); or

(D) orders the winding-up or liquidation of the Parent or any of its Significant Subsidiaries (or any group of Subsidiaries which together would constitute a Significant Subsidiary);

and the order or decree remains unstayed and in effect for 60 consecutive days.

Except in the case of a Default or Event of Default in the payment of principal of, premium, if any, interest, if any, of any Note, the Trustee may withhold the notice of Default or an Event of Default (except a Default in payment of principal of, premium, if any, or interest on any Note) if and for so long as the Trustee in good faith determines that it is in the best interests of the Holders to withhold such notice.

(b) Authentication and Delivery of Notes; Use of Proceeds

An Officer (whom shall have been duly authorized by all requisite corporate actions) shall sign the Notes for the Company by manual or facsimile signature.

If an Officer whose signature is on a Note was an Officer at the time of such execution but no longer holds that office or position at the time the Trustee (or the Authenticating Agent) authenticates the Note, the Note shall be valid nevertheless. The Trustee shall be entitled to rely on such signature as authentic and shall be under no obligation to make any investigation in relation thereto.

A Note shall not be valid until an authorized signatory of the Trustee, or, as the case may be, an Authenticating Agent signs (either manually or by facsimile) the certificate of authentication on the Note. The signature shall be conclusive evidence that the Note has been authenticated under the Indenture.

There will be no proceeds from the issuance of the New Convertible Notes because the New Secured Notes will be part of the consideration exchanged for the Existing 2016 Notes.

(c) Release and Substitution of Property Subject to the Lien of the New Convertible Notes Indenture

The New Convertible Notes Indenture and the Security Documents provide that the liens on the Collateral will be released:

(i)	in connection with any sale or other disposition of Collateral if the sale or other disposition does not violate Section 4.12(a) (Asset Sales) of the New Convertible Notes Indenture and, if the Collateral is stock of a Guarantor, in connection with any merger, consolidation, amalgamation or other combination in which such Guarantor is not the surviving corporation if the transaction does not violate Section 4.20 (Merger, Consolidation or Sale of Assets) of the New Convertible Notes Indenture;

(ii)	if the Collateral is an asset of a Guarantor (or one of its Subsidiaries) that is to be designated as an Unrestricted Subsidiary, upon designation of the Guarantor as an Unrestricted Subsidiary in accordance with Section 4.25 (Designation of Restricted and Unrestricted Subsidiaries) of the New Convertible Notes Indenture;

(iii)	if the Collateral is an asset of a Guarantor (or one of its Subsidiaries) that is to be released from its Guarantee pursuant to the terms of this Indenture, upon release of the Guarantor from its Guarantee;

(iv)	in accordance with the Security Documents and/or Intercreditor Agreements (as in effect on the Issue Date or as amended, supplemented or otherwise modified after the Issue Date) upon the occurrence of an enforcement action;

(v)	upon legal defeasance or satisfaction and discharge of the Notes in accordance with Section 8.2 (Legal Defeasance and Discharge) of the New Convertible Notes Indenture or Section 8.5 (Satisfaction and Discharge of the Indenture) of the New Convertible Notes Indenture;

(vi)	as described in Article IX (Amendments, Supplements and Waiver) of the New Convertible Notes Indenture.

Upon compliance by the Company and each Guarantor with the conditions precedent required by the New Secured Notes Indenture and the Security Documents, the relevant Security Agent shall promptly cause to be released and reconveyed to the Company and each Guarantor as appropriate any released Collateral. Prior to each proposed release, the Company must furnish to the Security Agent all certificates, opinions and documents required by the Indenture, the Security Documents and the Trust Indenture Act.

(d) Satisfaction and Discharge of the New Convertible Notes Indenture

The New Convertible Notes Indenture (and all Liens on Collateral created pursuant to the Security Documents) and the Guarantees shall be discharged and shall cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the Notes as expressly provided for in this Indenture) as to all Notes issued hereunder when:

(a) either (i) all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment U.S. dollars has been deposited in trust and thereafter repaid to the Issuer, have been delivered to the Trustee for cancellation; or (ii) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Defeasor, the Parent or any other Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash denominated in dollars, non-callable Government Securities, or a combination of cash in dollars, non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(b) no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound;

(c) the Issuer, the Parent or any other Guarantor has paid, or caused to be paid, all sums payable under this Indenture; and

(d) the Issuer has delivered irrevocable instructions to the Trustee under this Indenture to give the notice of redemption and apply the deposited money toward the payment of the Notes at maturity or the Redemption Date, as the case may be.

In addition, the Defeasor and the Parent must deliver an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

(e) Evidence Required to be Furnished by the Corporation to the Trustee as to Compliance with the Conditions and Covenants Provided for in the New Convertible Indenture.

CEDC shall deliver to the Trustee, within 120 days after the end of each fiscal year or at any time at the request of the Trustee, an Officers’ Certificate a statement regarding compliance with all conditions and covenants under the New Secured Notes Indenture. Upon becoming aware of, and as of such time that CEDC should reasonably have become aware of, a Default or Event of Default, the CEDC shall deliver to the Trustee promptly and in any event with 14 days of the occurrence of such Default a statement specifying such Default or Event of Default, as the case may be, their status and what action CEDC is taking or proposes to take in respect thereof.

10.	Content of Application for Qualification. This Application for Qualification comprises:

(a) Pages numbered 1 to 16 consecutively.

(b) The statement of eligibility and qualification of the Trustee under the Indenture to be qualified on Form T-1 (filed herewith as Exhibit 25.1).

(c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the Trustee:

List of Exhibits

Exhibit T3A.1*	—	Certificate of Incorporation of CEDC Finance Corporation International, Inc., dated November 5, 2009

Exhibit T3A.2*	—	Certificate of Amendment of Certificate of Incorporation of CEDC Finance Corporation International, Inc., dated November 23, 2009

Exhibit T3A.3*	—	Memorandum of Association of Pasalba Ltd.

Exhibit T3A.4*	—	Limited Liability Company Agreement of CEDC Finance Corporation LLC

Exhibit T3A.5*	—	Memorandum of Association of Lion/Rally Lux 1 S.A.

Exhibit T3A.6*	—	Memorandum of Association of Lion/Rally Lux 2 S.à.r.l

Exhibit T3A.7*	—	Memorandum of Association of Lion/Rally Lux 3 S.à.r.l

Exhibit T3A.8*	—	Articles of Association of CEDC International sp. z.o.o.

Exhibit T3A.9*	—	Articles of Association of PWW sp. z.o.o.

Exhibit T3A.10*	—	Charter of Joint Stock Company Distillery Topaz

Exhibit T3A.11*	—	Charter of Joint Stock Company Russian Alcohol Group

Exhibit T3A.12*	—	Charter of Limited Liability Company The Trading House Russian Alcohol

Exhibit T3A.13*	—	Articles of Association of Closed Joint Stock Company Mid-Russian Distilleries

Exhibit T3A.14*	—	Articles of Association of ZAO Sibirsky LVZ

Exhibit T3A.15*	—	Charter of OOO Glavsprittrest

Exhibit T3A.16*	—	Charter of OOO “First Tula Distilleries”

Exhibit T3A.17*	—	Charter of Bravo Premium LLC

Exhibit T3A.18*	—	Consolidated Deed of Foundation of Bols Hungary Beverage Import & Distillery Ltd.

Exhibit T3A.19*	—	Memorandum and Articles of Association of Jelegat Holdings Limited

Exhibit T3A.20	—	Amended and Restated Certificate of Incorporation of Central European Distribution Corporation (Incorporated by reference to Exhibit 3.1 to Central European Distribution Corporation’s Quarterly Report on Form 10-Q filed with the Commission on May 10, 2010)

Exhibit T3A.21**	—	Latchey Ltd. Memorandum and Articles of Association

Exhibit T3B.1*	—	Bylaws of CEDC Finance Corporation International, Inc.

Exhibit T3B.2	—	Amended and Restated Bylaws of Central European Distribution Corporation (Incorporated by reference to Exhibit 3.2 to the Central European Distribution Corporation’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2011)

Exhibit TC3.1**	—	Form of Senior Secured Notes Indenture

Exhibit T3C.2**	—	Form of Convertible Senior Secured Notes Indenture

Exhibit T3D	—	Not applicable

Exhibit T3E.1	—	Offering Memorandum, Consent Solicitation and Disclosure Statement Soliciting Acceptances of a Prepackaged Plan of Reorganization, dated March 8, 2013 (Incorporated by reference to Exhibit (a)(l)(i) of Central European Distribution Corporation’s Schedule TO filed with the Commission on March 8, 2013)

Exhibit T3E.2	—	Form of Letter of Transmittal to holders of 9.125% Senior Secured Notes due 2016 and 8.875% Senior Secured Notes due 2016 (included as part of Exhibit T3E.1)

Exhibit T3E.3	— Ballots (included as part of Exhibit T3E.1)

Exhibit T3F.1

— Cross-reference sheet showing the location in the New Secured Notes Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C.1 herewith)

Exhibit T3F.2

— Cross-reference sheet showing the location in the New Convertible Notes Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C.2 herewith)

Exhibit 25.1**	— Statement of eligibility and qualification of the Trustee on Form T-1

*	Previously filed with the Applicants’ Application for Qualification of Indenture on Form T-3, dated February 25, 2013.
**	Filed herewith.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, CEDC Finance Corporation International, Inc., a corporation organized and existing under the laws of the State of Delaware, Central European Distribution Corporation, a corporation organized and existing under the laws of the State of Delaware, CEDC Finance Corporation, LLC, a limited liability company organized and existing under the laws of the State of Delaware, CEDC International sp. z o.o, a limited liability company organized and existing under the laws of Poland, PWW sp. z o.o., a limited liability company organized and existing under the laws of Poland, Bols Hungary Beverage Import & Distribution Ltd., a limited liability company organized and existing under the laws of Hungary, Bravo Premium LLC, a limited liability company organized and existing under the laws of the Russian Federation, Joint Stock Company “Russian Alcohol Group” a joint stock company organized and existing under the laws of the Russian Federation, ZAO Sibirsky LVZ, a closed joint stock company organized and existing under the laws of the Russian Federation, OOO First Tula Distillery, a limited liability company organized and existing under the laws of the Russian Federation, Closed Joined Stock Company Mid-Russian Distilleries, a closed joint stock company organized and existing under the laws of the Russian Federation, OOO Glavspirttrest, a limited liability company organized and existing under the laws of the Russian Federation, Lion/Rally Lux 1, a corporation organized and existing under the laws of Luxembourg, Lion/Rally Lux 2, a limited liability company organized and existing under the laws of Luxembourg, Lion/Rally Lux 3, a limited liability company organized and existing under the laws of Luxembourg, Jelegat Holdings Limited, a private company limited by shares organized and existing under the laws of Cyprus, Pasalba Ltd., a private company limited by shares, organized and existing under the laws of Cyprus, Latchey Ltd., a private company limited by shares organized and existing under the laws of Cyprus, each have duly caused this amendment to be signed on their behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of London, United Kingdom, on the 8th day of March, 2013.

CEDC FINANCE CORPORATION INTERNATIONAL, INC.

By:	/s/ Grant Winterton
Name: Grant Winterton
Title: Chief Executive Officer; Authorized Signatory

Attest:	/s/ David Quartner
Name:	David Quartner
Skadden, Arps, Slate, Meagher & Flom LLP

CENTRAL EUROPEAN DISTRIBUTION CORPORATION

By:	/s/ Grant Winterton
Name: Grant Winterton
Title: Chief Executive Officer; Authorized Signatory

Attest:	/s/ David Quartner
Name:	David Quartner
Skadden, Arps, Slate, Meagher & Flom LLP

CEDC FINANCE CORPORATION, LLC

By:	/s/ Grant Winterton
Name: Grant Winterton
Title: Chief Executive Officer; Authorized Signatory

Attest:	/s/ David Quartner
Name:	David Quartner
Skadden, Arps, Slate, Meagher & Flom LLP

CEDC INTERNATIONAL SP. Z O.O

By:	/s/ Evangelos Evangelou
Name: Evangelos Evangelou
Title: President of the Management Board

Attest:	/s/ David Quartner
Name:	David Quartner
Skadden, Arps, Slate, Meagher & Flom LLP

PWW SP. Z O.O.

By:	/s/ Evangelos Evangelou
Name: Evangelos Evangelou
Title: President of the Management Board

Attest:	/s/ David Quartner
Name:	David Quartner
Skadden, Arps, Slate, Meagher & Flom LLP

BOLS HUNGARY KFT.

By:	/s/ Mariusz Chrobot
Name: Mariusz Chrobot
Title: Managing Director

Attest:	/s/ David Quartner
Name:	David Quartner
Skadden, Arps, Slate, Meagher & Flom LLP

BRAVO PREMIUM LLC

By:	/s/ Elena Khrustaleva
Name: Elena Khrustaleva
Title: General Director

Attest:	David Quartner
Name:	David Quartner
Skadden, Arps, Slate, Meagher & Flom LLP

JOINT STOCK COMPANY DISTILLERY TOPAZ

By:	/s/ Vladimir Filiptsev
Name: Vladimir Filiptsev
Title: General Director

Attest:	/s/ David Quartner
Name:	David Quartner
Skadden, Arps, Slate, Meagher & Flom LLP

JOINT STOCK COMPANY RUSSIAN ALCOHOL GROUP

By:	/s/ Vladimir Filiptsev
Name: Vladimir Filiptsev
Title: General Director

Attest:	/s/ David Quartner
Name:	David Quartner
Skadden, Arps, Slate, Meagher & Flom LLP

LIMITED LIABILITY COMPANY THE TRADING HOUSE RUSSIAN ALCOHOL

By:	/s/ Ryan Lee
Name: Ryan Lee
Title: General Director

Attest:	/s/ David Quartner
Name:	David Quartner
Skadden, Arps, Slate, Meagher & Flom LLP

ZAO SIBIRSKY LVZ

By:	/s/ Vladimir Filiptsev
Name: Vladimir Filiptsev
Title: General Director

Attest:	/s/ David Quartner
Name:	David Quartner
Skadden, Arps, Slate, Meagher & Flom LLP

OOO FIRST TULA DISTILLERY

By:	/s/ Vladimir Filiptsev
Name: Vladimir Filiptsev
Title: General Director

Attest:	/s/ David Quartner
Name:	David Quartner
Skadden, Arps, Slate, Meagher & Flom LLP

CLOSED JOINED STOCK COMPANY MID-RUSSIAN DISTILLERIES

By:	/s/ Arsen Oganesean
Name: Arsen Oganesean
Title: General Director

Attest:	/s/ David Quartner
Name:	David Quartner
Skadden, Arps, Slate, Meagher & Flom LLP

OOO GLAVSPIRTTREST

By:	/s/ Vladimir Filiptsev
Name: Vladimir Filiptsev
Title: General Director

Attest:	/s/ David Quartner
Name:	David Quartner
Skadden, Arps, Slate, Meagher & Flom LLP

PASALBA LTD

By:	/s/ Ryan Lee
Name: Ryan Lee
Title: Director

Attest:	/s/ David Quartner
Name:	David Quartner
Skadden, Arps, Slate, Meagher & Flom LLP

LION/RALLY LUX 1 S.A.

By:	/s/ Ryan Lee
Name: Ryan Lee
Title: Director

By:	/s/ Richard Brekelmans
Name: Richard Brekelmans
Title: Manager

Attest:	/s/ David Quartner
Name:	David Quartner
Skadden, Arps, Slate, Meagher & Flom LLP

LION/RALLY LUX 2 S.A.R.L.

By:	/s/ Ryan Lee
Name: Ryan Lee
Title: Director

By:	/s/ Richard Brekelmans
Name: Richard Brekelmans
Title: Manager

Attest:	/s/ David Quartner
Name:	David Quartner
Skadden, Arps, Slate, Meagher & Flom LLP

LION/RALLY LUX 3 S.A.R.L.

By:	/s/ Ryan Lee
Name: Ryan Lee
Title: Director

By:	/s/ Richard Brekelmans
Name: Richard Brekelmans
Title: Manager

Attest:	/s/ David Quartner
Name:	David Quartner
Skadden, Arps, Slate, Meagher & Flom LLP

JELEGAT HOLDINGS LIMITED

By:	/s/ Grant Winterton
Name: Grant Winterton
Title: Chief Executive Officer; Authorized Signatory

Attest:	/s/ David Quartner
Name:	David Quartner
Skadden, Arps, Slate, Meagher & Flom LLP

LATCHEY LIMITED

By:	/s/ Grant Winterton
Name: Grant Winterton
Title: Director; Authorized Signatory

Attest:	/s/ David Quartner
Name:	David Quartner
Skadden, Arps, Slate, Meagher & Flom LLP